Exhibit 99.1

Silicon Motion Technology Corporation Announces New $40 Million Stock Repurchase Program

Taipei, Taiwan—August 15, 2008—Silicon Motion Technology Corporation (NASDAQ: SIMO), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that the Company has completed its $40 million share repurchase program which was announced on March 12, 2008. The Company’s Board of Directors has resolved to authorize a new share repurchase program under which the Company, or one of its affiliates, may repurchase up to $40 million of its American Depositary Shares (“ADS”).

“We continue to be confident in our long-term strategy, growth prospects, and our continued ability to generate positive free cash flow while leaving adequate financial resources to invest in research and development, as well as pursue value-added acquisition opportunities,” said Wallace Kou, Silicon Motion’s President and CEO. “Our Board of Directors believes that repurchasing our ADSs is currently the best use of cash at this time in terms of creating shareholder value.”

For the Company’s recently completed $40 million share repurchase program that was announced on March 12, 2008, 3.4 million ADSs were purchased at a weighted average price of $11.65.

The new program will be conducted in compliance with the SEC’s Rule 10b-18 and applicable legal requirements and shall be subject to market conditions and other factors. Repurchases under the program may be conducted at any time during the period commencing August 15, 2008 and extending through August 14, 2010. The program does not obligate the Company to acquire any particular amount of ADSs and the program may be modified or suspended at any time at the Company’s discretion. The repurchases will be made in the open market, in privately negotiated transactions, or in structured share purchase programs and will be funded from available working capital. As of June 30, 2008, the Company had approximately $95 million of cash, cash equivalents, and marketable securities.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2007 revenue, gross margin and operating margin and full fiscal year 2007 diluted earnings per ADS, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter and the full fiscal year. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2008. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw

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